January 8, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (516) 327-7860

George L. Engelke, Jr.
Chief Executive Officer
Astoria Financial Corp.
One Astoria Federal Plaza
Lake Success, NY 11042-1085

>   **Re: Astoria Financial Corp.**
>   **Definitive 14A**
>   **Filed April 10, 2007**
>   **File No. 01-11967**

Dear Mr. Engelke:

We have reviewed your response letter dated November 20, 2007 and have the following comment. Please respond to our comment by January 22, 2008 or tell us by that time when you will provide us with a response.. The comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Transactions with Certain Related Persons, page 13

1. In your response to prior comment 3, you indicate that you did not include the information required by Item 404(a)(5) of Regulation S-K in reliance upon Instruction 5 to Item 404. Since the loan program permits reduced rate transactions for employees, including officers and directors, which they can use for normal credit arrangements, they cannot correctly be labeled as compensation and does not appear to be part of the compensation package considered by the board. Since the revised representations used in Instruction 4(c) of Item 404(a) clarify that these discounted programs fall outside of the exclusion for ordinary course loan transactions by financial institutions. Please provide the disclosure contemplated by Item 404(a)(5) of Regulation S-K in your next proxy.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel